4600 S. Syracuse St., Suite 1100 Denver, Colorado 80237 (720) 493-4256

April 30, 2015

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

VIA EDGAR

RE:	Transamerica Partners Portfolios (the “Registrant”)

(File No. 811-08272)

Ladies and Gentlemen:

On behalf of the Registrant, we are filing today, via the EDGAR system, Amendment No. 24 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (the “Amendment”). The Amendment is being filed pursuant Section 8(b) under the 1940 Act, and is to be effective on May 1, 2015, for the purpose of making various updates, none of which renders the Amendment ineligible to become effective pursuant to Section 8(b). No fees are required in connection with this filing.

Please direct any comments or questions concerning this filing to the undersigned at (720) 493-4256.

Very truly yours,

/s/ Tané T. Tyler
Tané T. Tyler
Vice President, Assistant General Counsel,
Chief Legal Officer and Secretary
Transamerica Asset Management, Inc.